Company Release - September 25, 2017

First Reliance Bancshares Enters Agreement to Acquire Independence
Bancshares, Inc. (IEBS); Completes $25.1 Million Capital Raise

FLORENCE, S.C., September 25, 2017 /PRNewswire/ -- First Reliance Bancshares, Inc. (OTC Pink: FSRL) (“First Reliance” or the “Company”), parent of First Reliance Bank, today announced the entry into a definitive agreement to acquire Independence Bancshares, Inc. (“Independence” or “IEBS”) and its wholly-owned bank subsidiary, Independence National Bank, of Greenville, SC, which has approximately $90.0 million in assets and $76.1 million in deposits. Concurrent with the announcement of its entry into a definitive agreement to acquire IEBS, the Company also announced the closing of a private placement of common and non-voting preferred stock to various investors from which it received gross proceeds of $25.1 million.

Under the terms of the merger agreement, Independence shareholders will receive merger consideration in cash, for each share of IEBS. The transaction is currently valued at approximately $11.0 million based on a purchase price of $0.125 for each outstanding common share of IEBS, and includes the redemption of $8.425 million of Independence’s convertible preferred stock at the redemption price of $1,000 per share. The Company expects to recover Independence’s deferred tax assets and other related tax benefits totaling approximately $1.9 million. The transaction is expected to be slightly dilutive to First Reliance’s 2018 tangible book value per share, including one-time transaction costs, and high single-digit accretive to First Reliance’s fully diluted earnings per share for 2018.

In making the announcement, First Reliance President and Chief Executive Officer, F.R. “Rick” Saunders said, “The capital raise will support the bank’s simultaneously announced acquisition of Independence and expand the Company’s footprint into the highly-attractive MSA of Greenville, South Carolina. Independence is one of the last locally-owned community banks in Greenville, SC, and a franchise with excellent core deposits and tremendous scarcity value. We are pleased to welcome our new clients/partners created by these two transactions and look forward to serving them with excellent customer service. The combined company will be well-positioned for continued growth and success in the Carolinas. The additional proceeds of the capital raise will be used to support the Company’s continued organic growth as well as future strategic acquisitions.”

Larry Miller, Interim Chief Executive Officer of Independence stated, “The Boards of Directors of Independence Bancshares and Independence National Bank, together with their executive officers, believe this merger provides us with an excellent opportunity to partner with a franchise that has significant momentum in the State of South Carolina and embodies the culture and core values of community banking that will enable us to continue delivering best in class products and service to our customers. This is a merger of two community banks that focus solely on community banking.”

The combined company is expected to have approximately $532.9 million in assets, $369.3 million in gross loans, $432.4 million in deposits, 11 banking offices in South Carolina, and plans to open a loan production office in Winston Salem, North Carolina in October. The Boards of Directors of both companies, after extensive review and due diligence, have approved the merger transaction. The acquisition is expected to close early in the first quarter of 2018, subject to standard regulatory approvals, shareholder approvals from IEBS, as well as other customary conditions.

Hovde Group, LLC acted as lead financial advisor to the Company in its acquisition of Independence with Michael P. Corso serving as lead banker, and Haynsworth Sinkler Boyd, P.A. acted as legal counsel to the Company. FIG Partners, LLC served as Independence’s financial advisor and Nelson Mullins Riley & Scarborough, LLP served as its legal advisor.

Hovde Group, LLC, also acted as the Company’s sole placement agent in connection with its private placement capital offering and Nelson Mullins Riley & Scarborough, LLP acted as the Company’s legal counsel for the offering.

An investor presentation regarding the acquisition has been placed on the Company’s website at www.firstreliance.com /investor relations / presentations.

About First Reliance Bancshares, Inc.

First Reliance Bancshares, Inc. is the holding company for First Reliance Bank. The Bank was founded in 1999, employs approximately 130 highly-talented associates and serves the Columbia, Lexington, Charleston, Mount Pleasant, Summerville, Loris, North Myrtle Beach, and Florence markets in South Carolina. First Reliance Bank offers several unique customer programs which include a Hometown Heroes package of benefits for those who are serving our communities, Check ‘N Save, a community outreach program for the unbanked or under-banked, a Moms First program, and an iMatter program targeted to young people. The Bank also offers a Customer Service Guaranty, a Mortgage Service Guaranty, FREE Coin Machines for customers to use, Mobile Banking, Mobile mortgage applications, and is open on most traditional bank holidays. Its commitment to making customers’ lives better and the idea that “There’s More to Banking Than Money” has earned the Bank a customer satisfaction rating of 95%. The common stock of First Reliance Bancshares, Inc. is traded under the symbol FSRL.OB. Additional information about the Company is available on the Company’s web site at www.firstreliance.com.

Important Information

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities. The securities sold in the offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from the registration requirements under the Securities Act..

Cautionary Statement Regarding Forward-Looking Statements

This press release contains, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements regarding certain of the Company’s goals and expectations with respect to the private placement, and (ii) statements preceded by, followed by, or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook” or similar expressions. These statements are based upon the current belief and expectations of the Company’s management team and are subject to significant risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, the Company can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by the Company or any person that the future events, plans, or expectations contemplated by the Company will be achieved. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made, except as required by law.

Member FDIC

SOURCE First Reliance Bancshares, Inc.

For more information:
Jeffrey A. Paolucci
Chief Financial Officer
(843) 656-5000
jpaolucci@firstreliance.com